UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Renovaro Biosciences Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

29350E 104

(CUSIP Number)

William Anderson Wittekind

8581 Santa Monica Blvd. #317

West Hollywood, CA 90069

(424) 235-1810

with a copy to:

Patrick T. McCloskey

McCloskey Law PLLC

425 Madison Avenue, Suite 1700

New York, NY 10017

(646) 970.0611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29350E104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William Anderson Wittekind

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power 6,429,824[1]
Shares Bene-
ficially by	8.	Shared Voting Power 12,526,552[2]
Owned by Each
Reporting	9.	Sole Dispositive Power 6,429,824[1]
Person With

10.	Shared Dispositive Power 12,526,552[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,956,376

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.4%[3]

14.	Type of Reporting Person (See Instructions) I

_____________________________

1 Consists of (a) 3,615,757 shares owned by William Anderson Wittekind (“Wittekind”); (b) 1,313,499 shares owned by Weird Science LLC (“Weird Science”); (c) 633,921 shares owned by the William Anderson Wittekind 2020 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Wittekind 2020 Annuity Trust”); (d) 450,568 shares owned by the Dybul 2020 Angel Annuity Trust, a grantor retained trust of which Wittekind is the sole trustee (the “Dybul 2020 Annuity Trust”); (e) 50,000 shares owned by the Ty Mabry 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is sole trustee (the “Mabry 2021 Annuity Trust”); and (f) 366,079 shares owned by the William Anderson Wittekind 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Wittekind 2021 Annuity Trust” and, together with the Wittekind 2020 Annuity Trust, the Dybul 2020 Annuity Trust and the Mabry 2021 Annuity Trust, the “Trusts”). In his capacity as the sole manager of Weird Science, Wittekind has sole voting and sole dispositive power over the shares owned by Weird Science. In his capacity as the sole trustee of the Trusts, Wittekind has sole voting power and sole dispositive power over the shares owned by the Trusts.

2 Consists of 88,121 shares owned by Wittekind and Serhat Gumrukcu, Wittekind’s spouse (“Gumrukcu”), as joint tenants with a right of survivorship (“JTWROS”) and 12,438,431 shares owned by Gumrukcu, of which Wittekind shares voting power and dispositive power through a power of attorney dated June 24, 2022. Pursuant to an order of the United States District Court for the District of Vermont (the “Vermont District Court”) dated October 27 2023, the 12,438,431 shares owned by Gumrukcu are subject to a writ of attachment to secure the plaintiffs’ claim in The Estate of Gregory Davis et al. v. Serhat Daniel Gumrukcu (Civil Case No. 5:22-cv-123).

3 Based upon 66,698,144 shares of common stock outstanding as of October 24, 2023 as disclosed in the issuer’s Form 10-K/A filed with the Commission on October 30, 2023.

EXPLANATORY NOTE

This Amendment No. 13 amends the Schedule 13D filed by Weird Science LLC, a California limited liability company (“Weird Science”) and William Anderson Wittekind, a member and manager of Weird Science (“Wittekind”) with respect to the shares of common stock, par value $0.0001 per share (“Common Stock”) of Renovaro Biosciences Inc. (the “Issuer”) received by Weird Science pursuant to that certain Agreement and Plan of Merger dated January 12, 2018 (the “Merger Agreement”) by and among the Issuer (then known as DanDrit BioTech USA, Inc.), DanDrit Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), Renovaro Biopharma, Inc., a Delaware corporation then known as Enochian Biopharma Inc. (“Target”), and Weird Science, in its capacity as the majority stockholder of the Target, as amended by Amendment No. 1, Amendment No. 2, Amendment 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12 thereto. Wittekind is the sole reporting person under this Amendment No. 13 to Schedule 13D (the “Reporting Person”).

Capitalized terms used but not defined in this Amendment No. 13 have the meanings given to such terms in the initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12 thereto.

Item 4.	Purpose of Transaction

The following statement under Item 4 in the initial Schedule 13D beneath the caption Conditions related to consulting agreements “Gumrukcu Health sold these 200,000 shares at $8.00 per share in a private resale on or about February 21, 2018” is hereby corrected and amended to read in its entirety as follows: “Gumrukcu Health sold these 200,000 shares at $5.00 per share to Paseco ApS in a private resale on or about February 16, 2018 (the date of the closing under the Merger Agreement) pursuant to a Stock Purchase Agreement dated as of February 13, 2018.”

(a)       Pursuant to the piggyback registration rights provisions under the Investor Rights Agreement among the Issuer, Weird Science and RS Group Aps dated February 16, 2018 (the “Investor Rights Agreement”), on August 17, 2023 Weird Science delivered a Selling Stockholder Notice and Questionnaire to the Issuer, electing to include 1,216,467 shares of its Common Stock in the Form S-1 registration statement the Issuer agreed to file under the Registration Rights Agreement dated June 20, 2023 between the Issuer and Lincoln Park Capital Fund LLC (the “2023 ELOC Registration Rights Agreement”). Such Selling Stockholder Notice and Questionnaire is attached to this Amendment No. 13 as Exhibit 11. The Issuer denied piggyback registration rights for Wittekind and the Trusts with respect to such Form S-1 (the “Lincoln Park S-1”).

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The contractual deadline for filing the Lincoln Park S-1 was July 10, 2023 (20 days after the date the 2023 ELOC Registration Rights Agreement was signed). Under Section 7.3(a) of the Investor Rights Agreement, the Issuer is required to furnish Weird Science with a copy of the Lincoln Park S-1 not less than five trading days before it is filed. As of the date of this Amendment No. 13, Weird Science has not received a copy of the Lincoln Park S-1.

If the Lincoln Park S-1 is filed with the SEC and becomes effective, the Reporting Person intends to cause Weird Science to sell its 1,216,467 shares of Common Stock pursuant to the Lincoln Park S-1.

The information in Item 6 of this Amendment No. 13 beneath the caption Registration rights under the Investor Rights Agreement is hereby incorporated by reference into this Item 4(a).

Item 5.	Interests in Securities of the Issuer

The following statement under Item 5(a)-(c) in the initial Schedule 13D “As disclosed elsewhere in this Statement, as contemplated by Section 7.3.12 of the Merger Agreement, Gumrukcu Health sold the 200,000 shares of Common Stock for $8.00 per share in a private resale on or about February 21, 2018” is hereby corrected and amended to read in its entirety as follows: “As disclosed elsewhere in this Statement, it was a condition to the Target’s obligation to close that Gumrukcu be given a reasonable opportunity prior to the closing to sell at least 175,000 shares of Common Stock at not less than $8.00 per share. Gumrukcu Health sold 200,000 shares at $5.00 per share to Paseco ApS in a private resale on or about February 16, 2018 (the date of the closing under the Merger Agreement) pursuant to a Stock Purchase Agreement dated as of February 13, 2018.”

(a)-(b)    The information in Items 7-11 and Item 13 of the cover page of this Amendment No. 13, including the accompanying footnotes, is hereby incorporated by reference into this Item 5.

(c)       None.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Vermont civil action and the writ of attachment

On October 27, 2023 the United States District Court for the District of Vermont (the “Vermont District Court”) issued an opinion and order in Estate of Gregory Davis and Melissa Davis v. Serhat Daniel Gumrukcu, (Civil Case No. 5:22-cv-0123-gwc)) (the “Vermont Civil Action”), ruling that the shares of Common Stock held by Gumrukcu (12,438,431) are subject to a writ of attachment to secure the plaintiffs’ claim in the Vermont Civil Action.

The opinion and order states that, based on the plaintiffs’ estimated maximum claim value of $25,000,000 and the market price of the Company’s Common Stock as of October 27, 2023, the shares owned by Gumrukcu provide adequate security and neither the 88,121 shares of Common Stock owned by Wittekind and Gumrukcu as JTWROS nor the 3,615,757 shares of Common Stock owned by Wittekind are subject to the writ of attachment. The opinion and order states that if the value of the attached property (Gumrukcu’s 12,438,431 shares of Common Stock) declines in value, the plaintiffs can renew their allegations to have the shares of Common Stock owned by Gumrukcu and Wittekind as JTWROS and the shares of Common Stock owned by Wittekind attached.

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Registration rights under the Investor Rights Agreement

On June 7, 2023 Weird Science and Wittekind (individually and in his capacity as the sole trustee of each of the Trusts) (the “Registration Rights Plaintiffs”) filed a breach of contract complaint against the Issuer in the Delaware Court of Chancery (the “Registration Rights Complaint”). The Registration Rights Complaint seeks damages to be proven at trial for the Issuer’s failure to (a) provide written piggyback registration rights notices to Weird Science, Wittekind and the Trusts and (b) afford Weird Science, Wittekind and the Trusts the opportunity to have their shares included for resale in the Form S-3 registration statements filed by the Issuer on July 13, 2020 and February 11, 2022, all in breach of the Investor Rights Agreement.

On September 15, 2023 the Issuer filed a motion to dismiss the Registration Rights Complaint in which the Issuer argues, among other things, that Wittekind and the Trusts are not entitled to the registration rights under the Investor Rights Agreement because “they cannot meet the definition of Stockholders or Permitted Transferees.” The Reporting Person believes this position is without merit and intends to challenge it in an amended complaint the Reporting Person intends to cause the Registration Rights Plaintiffs to file with the Delaware Court of Chancery (the “Amended Registration Rights Complaint”).

In the Amended Registration Rights Complaint, the Registration Rights Plaintiffs intend to, among other things:

•	seek specific performance to cause the Issuer to afford Wittekind and the Trusts the right to include all or any portion of their shares of Common Stock in the Lincoln Park S-1, and any other registration statement(s) to which the piggyback registration rights under the Investor Rights Agreement apply; and

•	seek a declaratory judgment that Wittekind and the Trusts are entitled to the registration rights under the Investor Rights Agreement.

If the Issuer continues to take the position that Wittekind and the Trusts are not entitled to the registration rights under the Investor Rights Agreement and/or the Delaware Court of Chancery rejects specific performance and/or declaratory relief on this issue, the Reporting Person may:

•	transfer to Weird Science all or any portion of (A) his 3,615,757 shares of Common Stock and (B) the 88,121 shares held by Wittekind and Gumrukcu as JTWROS; and

•	cause the Trusts to transfer to Weird Science all or any portion of the 1,500,568 shares of Common Stock owned by the Trusts,

in each case for the purpose of enabling Weird Science to avail itself of the registration rights as a “Stockholder” (as defined in the Investor Rights Agreement) with respect to the shares of Common Stock so transferred to Weird Science (and any other shares of Common Stock held by Weird Science that were issued under the Merger Agreement) to the fullest extent provided under the Investor Rights Agreement.

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Similarly, if the Issuer continues to take the position that Wittekind and the Trusts are not entitled to the registration rights under the Investor Rights Agreement and/or the Delaware Court of Chancery rejects specific performance and/or declaratory relief on this issue, the Reporting Person may, in his capacity as attorney-in-fact under a power of attorney dated June 24, 2022 (see Exhibit 9 to Amendment No. 10), cause all or any portion of Gumrukcu’s 12,438,431 shares of Common Stock to be transferred to Weird Science for the purpose of enabling Weird Science to avail itself of the registration rights as a “Stockholder” (as defined in the Investor Rights Agreement) with respect to the shares of Common Stock so transferred to Weird Science (and any other shares of Common Stock held by Weird Science that were issued under the Merger Agreement) to the fullest extent provided under the Investor Rights Agreement. Since the shares of Common Stock owned by Gumrukcu are currently subject to a writ of attachment issued by the Vermont District Court, any such transfer would require advance relief from the Vermont District Court.

In addition to resales under any applicable registration statement covering shares of Common Stock pursuant to the Investor Rights Agreement, Wittekind may, and Wittekind may cause Weird Science and the Trusts to, resell shares of Common Stock from time to time in accordance with Rule 144 under the 1933 Act or in private transactions.

Item 7.	Material to be Filed as Exhibits

Exhibit 11	Selling Stockholder Notice and Questionnaire of Weird Science LLC for the Lincoln Park S-1.*

*Personally identifiable information has been redacted from this Exhibit in accordance with Item 601(a)(5) of Regulation S-K (17 CFR § 229.601(a)(6)).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 13 is true, complete and correct.

Date: November 3, 2023

/s/ William Anderson Wittekind
WILLIAM ANDERSON WITTEKIND

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